                                                                      Exhibit 11

                            FIRST COMMONWEALTH, INC.
           COMPUTATION OF PRIMARY AND FULL DILUTED EARNINGS PER SHARE
                                  (Unaudited)

                                                                                  EARNINGS PER SHARE
                                                                ------------------------------------------------
                                                            FOR THE THREE MONTHS ENDED:      FOR THE SIX MONTHS ENDED:
                                                            ---------------------------    ----------------------------
                                                            JUNE 30, 1997  JUNE 30, 1996   JUNE 30, 1997  JUNE 30, 1996
                                                            -------------  -------------   -------------  -------------
Weighted average common shares outstanding (1) (2)             3,612,926      3,367,987      3,611,312       3,367,372

Additional common share equivalents related to stock
 options assumed to be exercised in  accordance with the
 treasury stock method (3) (4) (5)                               120,158        131,760        120,158         131,760
                                                              ----------     ----------     ----------      ----------
Total weighted average common and equivalent
  shares outstanding                                           3,733,084      3,500,668      3,731,470       3,500,053
                                                              ==========     ==========     ==========      ==========
Net income                                                    $  798,000     $  698,000     $1,558,000      $1,367,000
                                                              ==========     ==========     ==========      ==========
Earnings per share - Primary                                  $     0.21     $     0.20     $     0.42      $     0.39
                                                              ==========     ==========     ==========      ==========
Earnings per share - Fully diluted                            $     0.21     $     0.20     $     0.42      $     0.39
                                                              ==========     ==========     ==========      ==========

NOTES

(1) Amount computed for purposes of presenting fully diluted earnings per share is the same as this amount.
(2) For June 30, 1997, includes new shares issued based on the acquisition of Smileage Dental Services for 231,399 shares on July 18, 1996.
(3) Options with an exercise price less than the fair value of common stock during the period presented are assumed to have been exercised with the proceeds from the exercise, including tax benefits assumed to have been realized, being used to purchase treasury shares. The repurchase of treasury shares is assumed to be at the average market price for purposes of computing primary earnings per share and the ending market price for purposes of computing fully diluted earnings per share.
(4) Average and ending fair market values are determined by reference to the price and date upon which stock options are granted. All such options are granted at the fair value on the date of the grant.
     These prices at the end of each quarter are as follows:

          Period Ended             1997            1996
          ------------            ------          ------
            31-March              $14.75          $25.75
            30-June               $18.50          $27.88
            30-Sept                               $22.25
            31-Dec                                $19.50

(5) The additional share equivalents related to stock options for purposes of fully diluted earnings per share are 131,159 and 132,681, at June 30, 1997, and 1996 respectively.